EXHIBIT 12.1

                       NIKE, INC.
     COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

                                         Three Months Ended
                                              August 31,
                                         ___________________

                                        2004           2003
                                        ____           ____

                                           (in millions)

Net income                             $326.8         $261.2
Income taxes                            178.7          139.4
                                       ______         ______

Income before income taxes              505.5          400.6
                                       ______          _____

Add fixed charges
      Interest expense (A)                9.4           10.9
      Interest component of leases (B)   18.4           16.5
                                       ______         ______

Total fixed charges                      27.8           27.4
                                       ______         ______

Earnings before income taxes and
      fixed charges (C)              $  533.3         $428.0
                                     ========         ======
Ratio of earnings to total fixed
      charges                            19.2           15.6
                                       ======         ======

(A) Interest expense includes both expensed and capitalized.
(B) Interest component of leases includes one-third of rental expense, which approximates the interest component of operating leases.
(C) Earnings before income taxes and fixed charges is exclusive of capitalized interest.